File No. 70-9541


                         UNITED STATES OF AMERICA
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



Application of Northeast
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )          CERTIFICATE PURSUANT TO
New Hampshire, Western       )          RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )          UTILITY HOLDING COMPANY ACT
Company, North Atlantic      )          OF 1935
Energy Corporation, NU       )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Portland Pipeline, Inc.,     )
HEC Inc., Select Energy      )
Contracting, Inc., Reeds     )
Ferry Supply Co., Inc.,      )
HEC Energy Consulting        )
Canada, Inc. on Form U-1     )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended March 31, 2001, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

                                                   As of March 31, 2001
                                                   --------------------
                                                   (thousands
                                                   of dollars)      %
                                                   -----------     ----
     Common shareholders' equity:
       Common shares                               $   75,849       2.1%
       Capital surplus, paid in                       413,973      11.3
       Retained earnings                              265,008       7.2
                                                   ----------     -----
       Total Common shareholders' equity              754,830      20.6
     Preferred stock                                  216,200       5.9
     Long-term and short-term debt                  1,265,477      34.4
     Rate reduction bonds                           1,438,400      39.1
                                                   ----------     -----
                                                   $3,674,907     100.0%
                                                   ==========     =====

     A common dividend of $15,018,070.32 was declared on March 21, 2001 and was paid to NU on March 31, 2001.

     Western Massachusetts Electric Company (WMECO)

                                                   As of March 31, 2001
                                                   --------------------
                                                   (thousands
                                                   of dollars)      %
                                                   -----------     ----
     Common shareholders' equity:
       Common shares                               $    14,752      2.9%
       Capital surplus, paid in                         93,477     18.4
       Retained earnings                                62,585     12.4
                                                   -----------    -----
       Total Common shareholders' equity               170,814     33.7
     Long-term and short-term debt                     336,476     66.3
                                                   -----------    -----
                                                   $   507,290    100.0%
                                                   ===========    =====

     A common dividend of $2,997,672.44 was declared on March 21, 2001 and was paid to NU on March 31, 2001.

     North Atlantic Energy Corporation (NAEC)

                                                   As of March 31, 2001
                                                   --------------------
                                                   (thousands
                                                   of dollars)      %
                                                   -----------     ----
     Common shareholders' equity:
       Common shares                               $         1      0.0%
       Capital surplus, paid in                        160,999     32.4
       Retained earnings                                 1,198      0.2
                                                   -----------    -----
       Total Common shareholders' equity               162,198     32.6
     Long-term and short-term debt                     335,000     67.4
                                                   -----------    -----
                                                   $   497,198    100.0%
                                                   ===========    =====

     A common dividend of $11,000,000.00 was declared on February 21, 2001 and was paid to NU on March 31, 2001.

     There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of March 31, 2001 the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

     NU represents that during the quarter ended March 31, 2001 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter. During the first quarter, CL&P issued rate reduction bonds. The proceeds were used to pay for the IPP buyouts, IPP buydowns and the repayment of long-term and short-term debt.

                              Net cash flows     Net cash flows    Net cash flows
                    Cash       provided by/        (used in)/       provided by/
                 beginning      (used in)         provided by        (used in)           Cash
                 of period      operating          investing         financing       end of period
                12/31/2000      activities         activities        activities        3/31/2001
                ----------      ----------         ----------        ----------        ---------
                                              (Thousands of  Dollars)
     CL&P        $  5,461        $429,374          $(461,652)        $1,339,742       $1,312,925
     PSNH         115,135         (21,800)           (87,272)              (643)           5,420
     WMECO            985          13,282                201            (14,369)              99
     NAEC             118          75,593            (64,711)           (11,000)            -



                                 SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 29, 2001